As filed with the Securities and Exchange
                         Commission on December 17, 1996

                                               Registration No. 333-16653




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                               __________________


              APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

                               __________________


                            THERMO OPTEK CORPORATION
             (Exact name of registrant as specified in its charter)


                               ------------------


                                    Delaware
         (State or other jurisdiction of incorporation or organization)


                                   04-3283973
                      (I.R.S. Employer Identification No.)

                               __________________

                                 8E Forge Parkway
                         Franklin, Massachusetts  02038
                                 (508) 528-0551
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               __________________


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             Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, Thermo Optek Corporation (the "Registrant") hereby applies to withdraw its Registration Statement on Form S-4 (File No. 333-16653) (the "Registration Statement") as soon as practicable.

             The Registration Statement was filed to register up to 400,000 shares of the Registrant's common stock to be issued in a proposed merger with Laser Science, Inc. Subsequent to the initial filing of the Registration Statement, the parties have determined not to proceed with the merger at this time.

             Accordingly, the Registrant wishes to withdraw the Registration Statement pursuant to Rule 477(a).



                                      THERMO OPTEK CORPORATION


                                      By: /s/ Sandra L. Lambert
                                              Sandra L. Lambert